EXHIBIT 99.1

Trilogy International Partners Inc. Announces

Foreign Currency Contract

BELLEVUE, WA., March 17, 2022 -- Trilogy International Partners Inc. (“TIP Inc.” or “Company”) (TSX: TRL), an international wireless and fixed broadband telecommunications operator, today announced that, following the Special Shareholders meeting on March 15, 2022, the Company promptly entered into a foreign currency exchange contract with a leading global financial institution in order to mitigate volatility related to potential movements in the New Zealand dollar relative to the US dollar.

As disclosed in the Management Information Circular filed on February 11, 2022, the Company expects to receive proceeds of approximately NZD $930 million, inclusive of funds to be held in escrow, in connection with the sale of its equity in its New Zealand subsidiary, Two Degrees Group Limited (“2degrees”), and expects to promptly use such proceeds to extinguish USD denominated debt obligations of approximately USD $450 million. The foreign exchange contract secures a New Zealand Dollar foreign exchange rate based on a sliding scale which includes a rate of 0.6677 at the June 30, 2022 long-stop date for USD $450 million (NZD $674 million) of the estimated NZD $930 million of proceeds. The foreign exchange rate was priced inclusive of a deal contingent feature such that if the 2degrees sale transaction does not close, the hedge contract will expire and terminate. The residual unhedged portion of the New Zealand dollar proceeds expected to be received from the sale will continue to be subject to market volatility.

TIP Inc. previously announced in December 2021 that it had entered into a definitive agreement to sell 100% of its equity in 2degrees to Voyage Digital (NZ) Limited (“Voyage”). TIP Inc. owns 73.17% of the equity in 2degrees. The Company’s shareholders approved the sale of the equity interests in 2degrees and a capital reduction and return of capital on March 15, 2022. New Zealand’s Commerce Commission has approved the transaction with Voyage. The transaction remains subject to regulatory approvals from the New Zealand Overseas Investment Office and the New Zealand Government Communications Security Bureau.

The Company continues to expect the closing to take place during the second quarter of 2022.

TIP Inc. and 2degrees are being advised by Montarne and Macquarie Asset Management, Aware Super and Vocus Group are being advised by UBS.

About Trilogy International Partners Inc.

TIP Inc. is the parent company of Trilogy International Partners LLC, a wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz.

TIP Inc. currently provides wireless and fixed broadband communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

Cautionary Statements

This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward–looking statements include, but are not limited to, statements regarding the closing of the Voyage transaction, the timing thereof and the expected size and use of the proceeds therefrom. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this press release are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: the conditions to closing the above-described transaction will be satisfied, including necessary regulatory approvals; and changes in government regulation. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties are those that relate to the risk that the conditions to completion of the Voyage transaction will not be satisfied or the Voyage transaction will not be completed on the expected schedule; an event, change or other circumstance that could give rise to the termination of the Voyage transaction will occur; receipt of required regulatory approvals; risks associated with any potential acquisition, investment or merger; the need for spectrum access; the regulated nature of the industry in which TIP Inc. participates; the use of “conflict minerals” and the effect thereof on availability of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; TIP Inc.’s future growth being dependent on innovation and development of new products; security threats and other material disruptions to TIP Inc.’s wireless networks; the ability of TIP Inc. to protect subscriber information and cybersecurity risks generally; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on limited management resources; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes and public health crises such as the COVID-19 pandemic; foreign exchange and interest rate changes; currency controls; interest rate risk; and risks associated with new laws and regulations.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this press release, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this press release. Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this press release represent our expectations as of the date of this press release. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investor Relations Contacts
Ann Saxton	Erik Mickels
425-458-5900	425-458-5900
Ann.Saxton@trilogy-international.com	Erik.Mickels@trilogy-international.com
Vice President, Investor Relations & Corporate Development	Senior Vice President, Chief Financial Officer

Trilogy Media Contact

Ann Saxton

425-458-5900

Ann.Saxton@trilogy-international.com

Vice President, Investor Relations & Corporate Development